Exhibit 99.1

	Series 214 (formerly known as Masterworks 214, LLC)

	Gross Artwork Sale Proceeds	$2,600,000.00
(+)	Cash on Balance Sheet	$130.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$2,600,130.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(148,150.00)
=	Distributable Proceeds to Class A Shares	$2,451,880.00
(/)	Total Class A Shares Outstanding	92,964 *
=	Distributable Proceeds per Class A Share	26.37
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.319

	Offering period
	Cash Receipt Date	6/25/2026
(-)	Final Offering Close Date	6/22/2023
=	Days from final close to cash receipt	1,099
(/)	Days of year	365
=	IRR Period (in years)	3.01

	IRR Calculation
	MOIC	1.31873
	IRR Period (in years)	3.01
	IRR	9.6%

*Reflects 1,407 Class A shares issued in respect of administrative service fees held by Masterworks Administrative Services, LLC at the time of the sale.